# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001473963
Persons authorized to receive notices and communications: Steven B. Pfeiffer, Esq., Norton Rose Fulbright US LLP, 799 9th Street NW, Suite 1000, Washington, District Of Columbia (DC), 20001, (202) 662-4585

## Reporting persons
- Baralonco Limited (CIK 0001473963): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 10,432,489; sole dispositive power 0; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.96% of the class)
  Comment: *Based on 104,745,684 shares of Common Stock outstanding on October 16, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on October 23, 2025.
- Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,432,489; sole dispositive power 0; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.96% of the class)
  Comment: *Based on 104,745,684 shares of Common Stock outstanding on October 16, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on October 23, 2025.
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid Bin Abdullah Bin Abdulrahman: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,432,489; sole dispositive power 0; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.96% of the class)
  Comment: *Based on 104,745,684 shares of Common Stock outstanding on October 16, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on October 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, Virginia (VA), 22102
Comment:
Explanatory Note

This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Iridium Communications Inc., a Delaware corporation (the "Issuer"). This Amendment No. 8 supplements and amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the "Company") and (ii) Khalid bin Abdullah bin Abdulrahman, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 9, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019, Amendment No. 4 to Schedule 13D filed with the SEC on August 26, 2021, Amendment No. 5 to Schedule 13D filed with the SEC on November 26, 2021, Amendment No. 6 to Schedule 13D filed with the SEC on March 11, 2022, and Amendment No. 7 to Schedule 13D filed with the SEC on June 26, 2025 (collectively, the "Amended Schedule 13D").

Except as supplemented and amended herein, the Amended Schedule 13D is unchanged. Reference should be made to the Amended Schedule 13D for additional information.

## Item 4. Purpose of Transaction
Purpose of transaction:
From time to time, the Reporting Persons, their affiliates, and/or their respective representatives and/or advisors may engage in discussions and/or negotiations with the Issuer, the Issuer's affiliates, the Board of Directors of the Issuer, members of the Issuer's management team, their respective representatives and/or advisors, and/or third parties concerning, without limitation, potential business combinations or strategic transactions involving the Issuer and/or its affiliates and third parties other than the Reporting Persons, the business, operations, capital structure, governance, management, and/or strategy of the Issuer and/or its affiliates, and other matters concerning the Issuer and/or its affiliates. The Reporting Persons, their affiliates, and/or their respective representatives and/or advisors may express their views on the foregoing to the Issuer, the Issuer's affiliates, the Board of Directors of the Issuer, members of the Issuer's management team, their respective representatives and/or advisors, and/or third parties. However, the Company does not intend to exercise control over the Issuer or any of its affiliates with respect to any matter.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other securities of the Issuer and/or disposing of some or all of the shares of Common Stock and/or other securities of the Issuer from time to time, and/or entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer.

Except as described above, the Reporting Persons have no current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Signatures
- Baralonco Limited: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Director (11/25/2025)
- Estate of the late Khalid bin Abdullah bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact* (11/25/2025)
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid Bin Abdullah Bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact* (11/25/2025)